Exhibit 99.1

Ecopetrol Announces Its Results for the

Fourth Quarter of 2014 and Full Year 2014

•	Net proven reserves of crude oil, condensate and natural gas owned by the company, including its interest in affiliates and subsidiaries, as of December 31, 2014, were 2,084 million barrels of oil equivalent (mmboe), a 5.7% increase compared to 1,972 mmboe in 2013. The reserve replacement ratio in 2014 was 146%, up from the 139% reported in 2013. The reserves/production ratio increased to 8.6 years.

•	In the fourth quarter of 2014, the production recovery trend continued, with growth of 1.4% compared to the third quarter 2014, reaching 765.1 mboed, thanks to improved environment conditions and continued development of projects at the Castilla and Chichimene fields. For the full year 2014, average production was 755.4 mboed, a decline of 4.2% versus 2013, due to environment, public order and operating issues that were particularly challenging in the second quarter.

•	Net income in 2014 was COP$7,813 billion, 41% below that of 2013, primarily the result of the drop in sale prices, lower volumes sold and the cost increase.

BOGOTA, March 2nd, 2015. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its audited financial results, both consolidated and unconsolidated, for the fourth quarter and full year 2014, prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Some figures in this release are presented in U.S. dollars (US$), as indicated. The financial results in the main body of this report have been rounded to one decimal place. Figures presented in COP$ billion are equivalent to COP$1 thousand million (COP$1,000,000,000). Additionally, some 2013 figures have been reclassified to be comparable to those of 2014.

Summary of Ecopetrol S.A.’s financial results

Unconsolidated

(COP$ Billion)	4Q 2014*	3Q 2014*	Var. %	4Q 2013*	Var. % **	2014	2013	Var. %
Total sales	12,794.4	14,579.9	(12.2)%	16,201.3	(21.0)%	58,092.6	62,514.2	(7.1)%
Operating profit	1,067.6	3,875.6	(72.5)%	3,876.7	(72.5)%	13,656.9	19,635.2	(30.4)%
Net Income	(616.7)	2,355.6	(126.2)%	2,629.7	(123.5)%	7,812.7	13,352.9	(41.5)%
Earnings per share (COP$)	(15.00)	57.29	(126.2)%	64.00	(123.4)%	190.01	324.76	(41.5)%
EBITDA	2,488.0	5,471.9	(54.5)%	5,272.2	(52.8)%	22,434.9	28,501.3	(21.3)%
EBITDA Margin	19%	38%		33%		39%	46%

Consolidated

(COP$ Billion)	4Q 2014*	3Q 2014*	Var. %	4Q 2013*	Var. % **	2014	2013	Var. %
Total sales	14,822.8	18,091.4	(18.1)%	17,960.3	(17.5)%	68,925.3	70,428.7	(2.1)%
Operating profit	1,128.1	4,670.0	(75.8)%	4,209.8	(73.2)%	16,601.9	21,834.7	(24.0)%
Net Income	(844.0)	2,279.4	(137.0)%	2,426.6	(134.8)%	7,510.2	13,106.5	(42.7)%
EBITDA	2,438.6	5,468.9	(55.4)%	4,901.4	(50.2)%	22,382.2	28,013.7	(20.1)%
EBITDA Margin	16%	30%		27%		32%	40%

* Not audited

** Between 4Q 2014 and 4Q 2013

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In the opinion of Ecopetrol’s CEO, Javier Gutiérrez:

“In 2014, we obtained important achievements, such as the discoveries in offshore exploratory blocks; the strengthening of the transportation segment, which continues the optimizations needed to achieve competitive margins at the level of the best in the industry; and the generation of positive EBITDA in the refining segment as we enter the final phase of the Cartagena Refinery project.

Affiliates of the Corporate Group contributed to the positive results. Ecopetrol America Inc. reached a production of 7.7 mboed in the fourth quarter of 2014, thereby beginning to generate revenues that will allow its future sustainability. As far as petrochemicals, Propilco significantly increased its earnings, benefiting from better international prices of raw material and higher volumes of propylene supply from the Barrancabermeja refinery.

The Corporate Group’s average yearly production was 755.4 mboed, 33 mboed below that of the previous year, due to operating environment situations (-22 mboed), attacks (-5 mboed), environmental constraints (-9.5 mboed), offset by the increase in production of affiliates and subsidiaries (+3.5 mboed).

The average sales price of the basket of Ecopetrol crude, gas and products was US$10.6 per barrel lower than in 2013, which, coupled with a 7% devaluation of the average exchange rate, had a significant impact on our financial results.

It is important to mention that the exchange rate has two effects on the company’s financial results: regarding operations, a higher exchange rate has a positive effect given that 60% of our sales are dollar denominated, although some of our purchases are also dollar denominated, but in a lower share; on the other hand, devaluation has a negative impact on non-operational results due to the Colombian peso valuation of the dollar denominated debt.

Our net income in 2014 was COP$7,813 billion, 41% below that of 2013. This decline is explained by several factors, starting with the 7% drop in our revenues, in line with the decrease in production volumes and prices. Cost of sales, specifically variable costs, decreased 2% as a result of lower purchase price of crude, gas and products, offset by higher purchase volumes of naphtha as crude diluent. As for fixed costs, there was an increase of 18%, the result basically of the inclusion of transportation costs based on the Ship or Pay (SoP) fee as part of the implementation of the new transportation model beginning with the start-up of Cenit in April of 2013 (total fixed costs increased COP$1.7 trillion, of which COP$1.23 trillion correspond to the SoP fee). It should be noted that these additional costs generated by the new transportation business model are offset by the operating income of our affiliate Cenit. As a result of all of the above factors and variables, gross income decreased 23%.

Operating income for the year decreased 30%, affected additionally by higher exploratory expenditures resulting from an extended campaign, which in total had a higher cost of COP$646 billion more than the prior year. Furthermore, in a downward price situation as seen since mid-2014, it was necessary to revise the value of assets, inventories and oil investments. This analysis reflected adjustments in operating expenditures from oil investments and decline in the valuation of assets for a total of COP$571 billion.

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Non-operating variables also affected results negatively, due mainly to higher expenditures derived from U.S. dollar-denominated debt interest and higher expenditures because of the difference in exchange rate on the outstanding debt balance.

Taking into account the above, pre-tax net income fell 36%, which, combined with a higher effective tax rate at 40.48% levels (compared to 34.48% in 2013), resulted in net income for the period of COP$7,813 billion, a decrease of 41% compared to that of 2013. EBITDA margin was 39%, a very competitive level compared to other companies in the industry.

In the fourth quarter of 2014, there were several important highlights among which I will mention the following:

In production, the field Chichimene set a record in production of 80 thousand barrels a day, and we began 8 secondary improved recovery pilots, bringing the total pilots underway for the year to 13.

In exploration, we announced two discoveries: 1) the well Orca in offshore waters of Colombia, offering a promising perspective for this basin; and 2) the well Nueva Esperanza-1, confirming the potential of the CPO-09 block in Meta province. These two discoveries add to others announced in 2014 in Colombia (Tibirita, Golosa and Cacica) and the U.S. Gulf Coast (Leon and Rydberg).

In transportation, we completed the expansion of the Ocensa Delta Project and began the operation of 23,500 additional barrels per day in the Santiago-Porvenir system.

In refining, we obtained 96.3% completion of the Cartagena refinery modernization project.

In December, we announced our investment plan for 2015 of US$7.86 billion, in accordance with the current price situation and in line with the strategy of value generation and emphasis on production.

Ecopetrol is a company that responds swiftly to challenging situations. For this reason, we have initiated a cost and expenditure optimization plan in pursuit of structural savings and economies of scale that allow us to operate in a cost-effective manner, within a context of low prices, which will continue to affect financial results in 2015, but without compromising the strength and sustainability.

Regarding the claims of possible illegal payments on behalf of third parties to former employees of Ecopetrol, we want to emphasize that we have a zero tolerance corruption policy and therefore we have filed a complaint to the authorities, we have collaborated on a timely basis with the judicial system in order to clarify such events so that those responsible be convicted, as well as imposing internal sanctions and penalties.

During the last years Ecopetrol has strengthened its internal control system, of which the Ethics and Compliance office is part of, in order to prevent, detect and penalize inappropriate behaviors that affect our ethics and Corporate Governance. The Board of Directors, the senior management, and all of the employees are committed in this anti-corruption crusade.”

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Ecopetrol presents its results for the fourth quarter of 2014 and full year 2014

Table of Contents

I. Unconsolidated Financial Results		5

a.	Availability of crude, gas and products	5

b.	Sales Volumes	6

c.	Prices of Crude, Refined Products and Natural Gas	8

d.	Financial Results	9

e.	Cash flow	13

f.	Balance Sheet	13

g.	Convergence with International Financial Reporting Standards (IFRS)	14

h.	Risk Ratings	14

II. Consolidated Financial Results		15

a.	Income Statement and Balance Sheet	15

b.	Segment results	16

III. Operating Results		18

a.	Investments	18

b.	Exploration	18

c.	Production	20

d.	Proven Reserves	23

e.	Transportation	23

f.	Refining	25

IV. Organizational Consolidation, Corporate Responsibility and Corporate Governance		27

a.	Organizational consolidation	27

b.	Corporate Responsibility	27

V.	Conference Calls	28

VI.	Additional Exhibits	29

VII.	Exhibits of Subsidiary Results and Shareholder Interest	35

VIII.	Corporate Group Debt	42

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I. Unconsolidated Financial Results

a.	Availability of crude, gas and products

The availability of Ecopetrol S.A. crude, gas and products is summarized in the following table showing volumes produced and purchased in the fourth quarters of 2013 and 2014 and the full years 2013 and 2014:

Ecopetrol S.A. (unconsolidated) (1)

1) Crude Oil (mbod)	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
(+) Net Production (2)	507.2	514.7	(1.5)%	498.5	523.4	(4.8)%
(+) Purchases (3)	188.2	170.6	10.3%	180.2	187.4	(3.8)%
(+) Diluent (4)	72.2	74.0	(2.4)%	72.0	68.7	4.8%
Total	767.6	759.3	1.1%	750.7	779.5	(3.7)%

2) Natural Gas (mboed)	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
(+) Net Production (2)	103.1	108.3	(4.8)%	103.8	106.8	(2.8)%
(+) Royalties Paid	21.2	0.0	N.A.	21.5	0.0	N.A.
(+) Purchases (3)	2.2	8.2	(73.2)%	2.3	9.2	(75.0)%
Total	126.5	116.5	8.6%	127.6	116.0	10.0%

3) Products (excluding diluent) (mbd)	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
(+) Production (5)	226.4	205.4	10.2%	228.2	213.0	7.1%
(+) Local Purchase (6)	5.6	4.3	30.2%	4.3	5.5	(21.8)%
(+) Imports (7)	68.1	72.7	(6.3)%	63.0	63.0	0.0%
Total	300.1	282.4	6.3%	295.5	281.5	5.0%

(1) Does not include variation in inventories

(2) Does not include royalties

(3) Includes royalties purchased from the ANH, royalties from EC and local purchases from third parties

(4) Includes refined products used as diluent, production, imports and purchases

(5) In 2013 figures diluent production and products used as diluent were removed as they are already included in the line Diluent

(6) In 2013 figures local purchases of diluent were removed as they are already included in the line Diluent

(7) In 2013 figures imports of diluent were removed as they are already included in the line Diluent

The main variations in the availability of Ecopetrol S.A. crude, gas and products in the fourth quarter of 2014 in comparison to the same period of the previous year were:

•	Lower production of crude oil (-7.5 mbod): Production decreased largely as a consequence of: 1) capacity constraints for the disposal of water, 2) the natural decline of fields and 3) operational disruptions caused by strikes and blockages from communities, delaying the development of new facilities and wells.

•	Higher purchases of crude oil (+17.6 mbod): As the net effect of

1) Higher purchases from third parties in order to find alternative sources of light crude for refineries, and higher availability due to fewer attacks on transportation infrastructure compared to the prior year period, particularly in the south of Colombia: +24.3 mbod

2) Purchases from the National Hydrocarbon Agency (ANH) decreased, primarily because of lower production in Colombia by Ecopetrol and third parties and the resulting reduction in purchases for royalty commercialization: -6.7 mbod

•	Lower purchases of gas (-6.0 mboed): mainly as a result of Resolution 877 of 2013, which mandates that royalty payments and compensation due to development of gas fields are to be made to the ANH in cash instead of in kind.

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•	Increased net local purchases of products (+1.3 mbod): explained by 1) increased purchases under the Cusiana Association contract (in 2013 Ecopetrol S.A. bought only its partner’s share of products, whereas in 2014 it also included partner’s royalties) (+1.9 kbpd) and 2) a decrease in purchases of jet fuel due to the shutdown of the Reficar refinery due to its modernization project (-0.6 kbpd).

•	Decreased imports (-4.6 mbod): mainly due to 1) decreased jet fuel imports (-4.1 kbpd) and diesel imports (-2.9 kbpd) due to local demand being met by supply from the Barrancabermeja refinery; 2) decreased petrochemical imports (-1.3 kbpd) explained by increase direct imports from third parties, and 3) increased imports of gasoline (+3.7 kbpd) in order to cover a production shortfall due to the ongoing maintenance of the Catalytic Cracking Unit at the Barrancabermeja Refinery.

b.	Sales Volumes

Ecopetrol S.A. (unconsolidated)

Sales volume

Local sales volume (mboed)	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Crude Oil	45.6	46.5	(1.9)%	48.6	34.1	42.5%
Natural Gas	86.4	64.6	33.7%	83.5	63.4	31.7%
Gasoline	77.1	68.4	12.7%	73.2	68.7	6.6%
Medium Distillates	123.4	121.5	1.6%	119.9	117.3	2.2%
LPG and propane	14.7	14.6	0.7%	14.8	14.5	2.1%
Fuel oil	2.8	1.8	55.6%	2.7	1.9	42.1%
Industrial and Petrochemical	14.7	14.7	0.0%	14.6	13.5	8.1%
Total Local Sales	364.7	332.1	9.8%	357.3	313.4	14.0%

Export sales volume (mboed)	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Crude Oil	480.5	457.1	5.1%	462.9	456.4	1.4%
Products	61.9	59.5	4.0%	63.2	59.2	6.8%
Natural Gas	9.7	23.3	(58.4)%	11.2	24.1	(53.5)%
Total Export Sales	552.1	539.9	2.3%	537.3	539.7	(0.4)%

Sales to free trade zone (mboed)	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Crude Oil	0.0	58.1	(100.0)%	9.4	65.3	(85.6)%
Products	2.8	1.8	55.6%	2.9	1.6	81.3%
Natural Gas	5.2	3.9	33.3%	6.1	3.2	90.6%
Total sales to free trade zone	8.0	63.8	(87.5)%	18.4	70.1	(73.8)%

Total sales volume	924.8	935.8	(1.2)%	913.0	923.2	(1.1)%

b.1) Market in Colombia (40% of total sales in the fourth quarter of 2014, 39% excluding sales to free trade zones):

The increase of 9.8% in local sales volume in the fourth quarter of 2014 compared with the fourth quarter of 2013 is explained mainly by the following:

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•	Natural Gas (+21.8 mboed): 1) higher sales to the industrial sector (+7.8 mboed), 2) increased sales to the thermal sector due to lower hydroelectric output (+4 mboed); and 3) termination of the agreement with the National Hydrocarbon Agency (ANH), pursuant to which Ecopetrol S.A. commercialized natural gas for the account of the State (+10 mboed).

•	Gasoline (+8.7 mbod): 1) an increase in domestic consumption due to higher national GDP (+7.7 mbod) and 2) an increase in demand due to restrictions on imports of gasoline and other fuels from Venezuela (+1 mbod).

•	Medium Distillates (+1.9 mbod): 1) higher deliveries to mining customers (+0.9 mbod); 2) higher demand in the industrial sector (+0.2 mbod); and 3) increased jet fuel requirements of airlines because of new national and international routes (+0.8 mbod).

b.2) International market (60% of total sales in the fourth quarter of 2014, 61% including sales to free trade zones):

The increase of 2.3% in volume exported by Ecopetrol during the fourth quarter of 2014 compared with the fourth quarter of 2013 can be attributed mainly to the following:

Higher exports of:

•	Crude (+23.5 mbod) more availability of crude, due to Reficar’s shutdown.
•	Products (+2.3 mbod): higher production of fuel oil at Barrancabermeja refinery due to a heavier throughput.

Lower exports of:

•	Natural gas (-13.6 mboed): due to 1) the rationing resolution issued by the Ministry of Mines and Energy prioritizing local thermal supply and 2) declines in production at the Guajira field.

A drop in crude sales volumes to free trade zones (-58.1 mbod): due to the shutdown of the Cartagena refinery (March 2014).

Higher sales of products (+1.0 mbod): due to an increase in the production of products from the Barrancabermeja refinery. Natural gas (+1.3 mboed): due to an increase in thermal generation as a result of the prioritization of national demand.

Export destinations: Crudes (%)
Destination	4Q 2014	4Q 2013	2014	2013
Asia	39.0%	44.0%	41.0%	37.0%
U.S. Gulf Coast	29.0%	33.0%	27.0%	40.0%
Europe	12.0%	12.0%	15.0%	9.0%
U.S. West Coast	7.0%	5.0%	7.0%	7.0%
U.S. East Coast	1.0%	1.0%	1.0%	1.0%
Latinamerica	12.0%	5.0%	8.0%	6.0%
Other	0.0%	0.0%	1.0%	0.0%
	100.0%	100.0%	100.0%	100.0%

Export destinations: Products (%)
Destination	4Q 2014	4Q 2013	2014	2013
Asia	24.0%	58.0%	25.0%	54.0%
Latinamerica & Caribbean	36.0%	23.0%	42.0%	31.0%
U.S. East Coast	13.0%	13.0%	13.0%	14.0%
U.S. Gulf Coast	14.0%	6.0%	16.0%	2.0%
U.S. West Coast	7.0%	0.0%	2.0%	0.0%
Other	6.0%	0.0%	2.0%	0.0%
	100.0%	100.0%	100.0%	101.0%

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Crude Exports1: Sales to Asia, European and Latin American markets rose compared to 2013. However, sales to the U.S. Gulf Coast fell because of a decline in imports (higher local and Canadian supply).

Products Exports: increase in Latin America and Caribbean (primarily Dutch Antilles as a transit destination for Asian markets).

c.	Prices of Crude, Refined Products and Natural Gas

Prices of crude references (Average, US$/Bl)	4Q 2014	4Q 2013	∆ (%)	∆ ($)	2014	2013	∆ (%)	∆ ($)
Brent	77.0	109.5	(29.7)%	(32.5)	99.3	108.7	(8.6)%	(9.4)
MAYA	67.2	89.3	(24.7)%	(22.1)	85.6	97.2	(11.9)%	(11.6)
WTI	73.1	97.5	(25.0)%	(24.4)	92.9	98.0	(5.2)%	(5.1)

Sales price (US$/Bl)	4Q 2014	4Q 2013	∆ (%)	Sales Volume (mboed) 4Q 2014	2014	2013	∆ (%)	Sales Volume (mboed) 2014
Crude oil basket	62.9	96.5	(34.8)%	526.1	86.2	98.5	(12.5)%	520.9
Products basket	80.8	105.7	(23.6)%	297.4	100.7	108.7	(7.4)%	291.3
Natural gas basket	23.1	26.4	(12.5)%	101.3	24.0	27.3	(12.1)%	100.8

Crude:

The last quarter of 2014 saw a sharp drop in the international prices of crude, caused by a market surplus led primarily by an increase in North American production as well as the higher availability of Canadian crude as a result of new pipelines and trains. OPEC elected not to cut its output in response to these developments. In addition to this, demand was only slightly up in 2014 owing to the decreased economic momentum of Asian countries.

Ecopetrol’s crude export basket price discount to Brent and Maya increased in the last quarter of 2014 explained by:

•	Increased Canadian and Ecuador (Napo) crude supply, which compete with Ecopetrol’s crude.
•	Increased acidity in Magdalena crude oil.
•	Increased discount in the Vasconia Norte crude oil mix, compared with Vasconia crude oil (which is exported).
•	Decrease in South Blend crude oil supply due to Transandino pipeline attacks.

Crude export basket was indexed to Brent (63%), Maya (34%), and other (3%).

1 Crude export destinations reported in 2013 were reclassified according to the final customer and not only to the export destination, with the aim of providing greater clarity regarding the final destination.

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The share of local crude sales increased (8% in 2013 vs. 9% in 2014) and the price spread decreased compared to exports.

Products:

During the fourth quarter of 2014, the price of the product sales basket fell US$24.9 per barrel versus the same period a year earlier, due to the drop in international prices of gasoline (-US$23.4 per barrel), diesel (-US$29.7 per barrel) and jet fuel (-US$29.3 per barrel).

Natural Gas:

During the fourth quarter of 2014, sales prices fell by US$3.3 per equivalent barrel compared with the fourth quarter of 2013, due to: 1) lower local sales prices from the deregulation of the Guajira field, and renegotiation of Cusiana-Cupiagua fields gas prices contracts, reflecting current international market prices, and 2) a decrease in international fuel oil prices, and 3) a drop in Free Trade Zone prices, which are indexed to Guajira prices and fuel oil prices.

d.	Financial Results

Unconsolidated Income Statement (COP$ Billion)	4Q 2014*	4Q 2013*	∆ ($)	∆ (%)	2014	2013	∆ ($)	∆ (%)
Local Sales	4,864.9	5,647.9	(783.0)	(13.9)%	21,605.5	20,971.9	633.6	3.0%
Export Sales	7,065.0	8,898.5	(1,833.5)	(20.6)%	33,333.7	35,408.5	(2,074.8)	(5.9)%
Sales to free trade zone	87.0	1,116.5	(1,029.5)	(92.2)%	1,035.9	4,861.3	(3,825.4)	(78.7)%
Sales of services	777.5	538.4	239.1	44.4%	2,117.5	1,272.5	845.0	66.4%
Total Sales	12,794.4	16,201.3	(3,406.9)	(21.0)%	58,092.6	62,514.2	(4,421.6)	(7.1)%
Variable Costs	6,487.7	7,058.1	(570.4)	(8.1)%	28,630.2	29,066.6	(436.4)	(1.5)%
Fixed Costs	3,404.7	3,017.8	386.9	12.8%	11,035.5	9,369.0	1,666.5	17.8%
Cost of Sales	9,892.4	10,075.9	(183.5)	(1.8)%	39,665.7	38,435.6	1,230.1	3.2%
Gross profit	2,902.0	6,125.4	(3,223.4)	(52.6)%	18,426.9	24,078.6	(5,651.7)	(23.5)%
Operating Expenses	1,834.4	2,248.7	(414.3)	(18.4)%	4,770.0	4,443.4	326.6	7.4%
Operating Profit	1,067.6	3,876.7	(2,809.1)	(72.5)%	13,656.9	19,635.2	(5,978.3)	(30.4)%
Non Operating Profit/Loss	(491.0)	47.1	(538.1)	(1,142.5)%	(546.9)	741.2	(1,288.1)	(173.8)%
Income tax	1,193.3	1,294.1	(100.8)	(7.8)%	5,297.3	7,023.5	(1,726.2)	(24.6)%
Net Income	(616.7)	2,629.7	(3,246.4)	(123.5)%	7,812.7	13,352.9	(5,540.2)	(41.5)%

Earnings per share (COP$)	(15.00)	64.00	(79.00)	(123.4)%	190.01	324.76	(134.75)	(41.5)%
EBITDA	2,488.0	5,272.2	(2,784.20)	(52.8)%	22,434.9	28,501.3	(6,066.40)	(21.3)%
EBITDA Margin	19%	33%			39%	46%

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Total sales in the fourth quarter of 2014 decreased 21% (-COP$3,407 billion) as a result of:

•	Decrease in the average price of the sales basket of US$28.1 per barrel: -COP$4,380 billion.

•	Lower sales volumes (-11 mboed): -COP$370 billion.

•	Lower revenues from Cenit´s operation and maintenance services contract, due to cost reductions: -COP$146 billion.

•	13.6% devaluation of the Colombian peso vs U.S. dollar: +COP$1,489 billion.

Cost of sales in the fourth quarter of 2014 decreased 1.8% (-COP$183 billion):

•	Variable costs: 8.1% decline (-COP$570 billion)

a)	Decreases in crude, gas and products purchases (-COP$1,225 billion):

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▪	Lower average purchase price (-US$31.9 per barrel) because of decreased international benchmark prices: -COP$1,823 billion

▪	13.6% increase in the COP$/US$ exchange rate in the fourth quarter of the year: +COP$531 billion

▪	Slight increase in volumes purchased, primarily of third-party crude because of 1) new contract for the purchase of Vasconia blend from Pacific Rubiales, and 2) increased deliveries in the southern part of the country because of fewer attacks on the Transandino Oil Pipeline - OTA: +COP$67 billion.

b)	Increases:

•	Field amortization and depletion of a higher asset base owing to 1) increased oil investments during the fourth quarter of 2014 compared to the same period of the prior year; 2) accelerated well amortizations (Quiriyana, Alborada, Gigante and Cravo Sur); and 3) a lower adjustment due to the change in 2014 end of year proven reserves, compared to the adjustment in 2013: +COP$382 billion.

•	Use of inventories because of greater utilization of crude stock available in the fourth quarter of the year compared to the same period of 2013, due to lower production: +COP$119 billion.

•	Higher use of field process materials (chemicals, catalysts and electricity), and gas royalty payment to ANH: +COP 154 billion

•	Fixed costs: increase of 12.8% (+COP$387 billion):

a)	Increases in:

•	The cost of hydrocarbon transport based on the Ship or Pay fixed rate (+COP$196 billion) due to: 1) the payment of the Bicentenario pipeline shipping fee (in operation since November 2013), 2) the change in the contract with ODL from payment of a variable fee based on the transporter’s financial and operating costs to a fee regulated by the Ministry of Mines with fixed contracted capacity effective January 2014, and 3) the effect of the 13.6% devaluation of the average COP$/US$ exchange rate in the fourth quarter of the year.

•	Contracted Ecopetrol services (+COP$89 billion): leases, administration and communications contracts, security, professional and other.

•	Oil pipeline, well maintenance and higher use of supplies and materials for operations: +COP$68 billion.

•	Contracted association services (Rubiales, Piedemonte, Cravo Norte, Nare and Guajira fields), costs from ANH economic right recognition in 2014 from share in CPO-09 block, higher tax payments (mainly VAT which is non-deductible), higher insurance amortizations: +COP 68 billion

•	PP&E depreciations in producing fields because of increased asset capitalizations in the Castilla, Chichimene, Quifa and Rubiales fields and the Cupiagua gas plant during the fourth quarter of 2014 compared to the same period of 2013: +COP$45 billion.

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•	Labor costs +COP$34 billion: 1) increase in personnel due to revised personnel retention policies, 2) effect of labor agreement signed in 2014, and 3) recalculation at the end of 2014 of the health reserve based on active personnel, which increased the cost of actuarial amortization.

b)	Reductions in:

•	Cost of capitalized projects: -COP$113 billion.

Cost of attacks to infrastructure during 2014 amounted to COP$157 billion (not including delays in production and lower sales). This cost includes costs relating to installation repairs, equipment rentals, transport systems and the effect on the environment, among others.

Operating costs decreased 18.4% (-COP$414 billion), the overall result of:

•	Provisions: -COP$634 billion because of lower expenditures on: a) litigation -COP$311 billion, and b) pension commutation -COP$541 billion, 3) asset and investment impairments +COP$218 billion, resulting from the current international oil price situation

In 2013 impairments amounted to COP 353 billion (OIG and Propilco) compared to COP 571 billion (upstream investments COP$258 billion, OIG COP$183 billion, and fixed assets & inventories COP 130 billion).

•	Lower expenditures on agreements: –COP$130 billion.

•	Higher exploratory expenditures due to seismic and dry wells: +COP$260 billion.

•	Services (including docks), projects, and customs operations and other: +COP$90 billion.

The operating margin in the fourth quarter of 2014 was 8%, compared to 24% for the same period of 2013.

Non-operating results decreased COP$538 billion, the net result of:

•	Lower expenditures from COP/USD exchange difference (+COP$104 billion): in the fourth quarter of 2013 an expense of COP 37 billion was accounted, while in the same quarter of 2014 there was an income of COP$ 67 billion due to the capitalization of the exchange rate difference coming from investment projects financial debt.

The company’s net liability balance as of December 31, 2014 amounted to USD$7,028 million, while the loss from the 24.2% Colombian peso devaluation in 2014 amounted to COP 2,761 billion. However, COP$2,347 million from financial obligations related to investment projects was capitalized. Therefore the net loss from exchange rate devaluation amounted to COP $414 billion.

•	Lower affiliate net income (-COL$531 billion). According to RCP equity method, Ecopetrol recorded a COP$350 billion loss in the fourth quarter of 2014, compared to a COP$181 billion gain in the fourth quarter of 2013. This reduction was the result of:

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o	Exploration and Production (-COP$335 billion): –COP$284 billion loss in Ecopetrol Germany (Dilolo and Jacare dry wells in Angola), and lower net income in a) Hocol –COP$64 billion, b) Equion –COP$59 billion and, c) OIG -COP 75 billion. The previous was partially offset by a lower loss in Ecopetol America Inc. (+COP 170 billion).

o	Refining (-COP$354 billion): Costs of asset valuation (-COP 173 billion), Reficar non-capitalized costs (-COP 71 billion), cracking unit dismantle (-COP 23 billion), negative effect of the depreciation of the Colombian peso (-COP$60 billion), asset write-off (-COP 58 billion), and Reficar asset dismantle provision (-COP 45 billion), partially offset by a low depreciation (COP$ 53 billion).

o	Transport (+COP$135 billion): Primarily due to a 1) lower utilization of the operation and maintenance contract between Ecopetrol and Cenit, and 2) positive effect of the COP$ devaluation vs the U.S. dollar.

o	Corporate (+COP$24 billion): Primarily the result of interest payments from loans of Ecopetrol to its subsidiaries.

Equity Method: Net income per segment

(COP$ billion)

	4Q 2014	4Q 2103	2014	2013
Exploration and Production	(474.0)	(139.0)	(748.0)	(38.0)
Refining	(290.0)	64.0	(640.0)	(240.0)
Transportation	359.0	224.0	1,864.0	1,140.0
Corporate	55.0	32.0	121.0	100.0
Total	(350.0)	181.0	597.0	962.0

•	Higher interest expenditures (–COP$44 billion): mainly as a result of international bond offerings.

•	Lower financial fees (+COP 16 billion)

•	Higher expenditures on retiree health and education (-COL$120 billion): updated actuarial estimate.

The 8% decline (-COP$101 billion) in the income tax expenditure is explained by the lower profit.

The fourth quarter net loss amounted to COP$617 billion and a net margin of -5%.

EBITDA decreased 46% to COP$2,488 billion, and EBITDA margin was 19%, compared to 33% in the fourth quarter of 2013.

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e.	Cash flow

COP$ Billion*	4Q 2014	4Q 2013	2014	2013
Initial Cash	8,043.7	10,674.5	5,105.4	10,693.1
Cash generated from operations (+)	13,571.5	15,895.1	59,491.6	63,021.0
Cash used in operations (-)	(9,969.7)	(11,740.9)	(45,126.2)	(48,139.5)
Capex (-) **	(4,955.9)	(3,961.6)	(13,559.5)	(13,482.3)
Acquisitions (-)	-	-	-	-
Dividend payments (-)	(5,080.0)	(6,118.1)	(12,000.2)	(14,570.5)
Equity offering (+)	-	-	-	-
New debt (+)	-	178.4	6,341.7	6,484.4
Other flows (+/-)	1,040.5	178.0	2,397.1	1,099.2
Final Cash	2,650.1	5,105.4	2,649.9	5,105.4

Note: the exchange difference was included in the line “Other flows”

*For reporting purposes, the balances in US$ are converted to COP$ monthly using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter

** The Capex figures differ from those in the exhibit “Invest Plan” (pg. 18) and in the Cash Flow Statement (pg.32) because they are estimated based on outflows as reported in the company´s bank statements, and do not consider accounting accruals. Opex outflows are included in “Cash used in operations”.

f.	Balance Sheet

Unconsolidated Balance Sheet (COP$ Billion)	December 31, 2014	December 31, 2013	∆ $	∆ (%)
Current Assets	16,976.3	21,925.4	(4,949.1)	(22.6)%
Long Term Assets	103,607.7	92,115.8	11,491.9	12.5%
Total Assets	120,584.0	114,041.2	6,542.8	5.7%
Current Liabilities	15,423.8	18,562.9	(3,139.1)	(16.9)%
Long Term Liabilities	35,620.0	23,683.8	11,936.2	50.4%
Total Liabilities	51,043.8	42,246.7	8,797.1	20.8%
Equity	69,540.2	71,794.5	(2,254.3)	(3.1)%
Total Liabilities and Equity	120,584.0	114,041.2	6,542.8	5.7%

Debit Memorandum accounts	155,408.0	132,941.5
Credit Memorandum accounts	139,178.7	97,288.0

The main variations in assets at the end of December 2014 compared to the end of 2013 can be accounted for by the following:

•	Current assets decreased by COP$4,949 billion as a result of lower revenues from crude export sales, affecting cash and cash equivalents, as well as lower accounts receivables for foreign clients.

•	Non-current assets increased by +COP$11,942 billion due to: 1) increase in non-current investment due to higher capitalizations and valuations foreign subsidiaries due to COP devaluation (+COP 3,577 billion), 2) an increase in investments in property, plant and equipment (+COP$4,233 billion), 3) increase in natural resources due to the field projects of Castilla, Rubiales, Chichimene, Cusiana, Nare and Akacias CPO-9, as well as the industrial services master plan (+COP$3,297 billion), 4) increase in long term receivables from intercompany loans (+COP 1,526 billion), and 5) decrease asset mark to market and other (-COP 1,141 billion).

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•	Current liabilities decreased (-COP$3,139 billion) compared to the prior year due to: 1) lower income payable taxes (-COP 2,363 billion) mainly form an equity provision of COP$2,024 billion and the payment of the final installment of the equity tax; 2) lower payable accounts (–COP$ 1,562 billion) due to the payment of dividends (COP$ 1,309 billion), and partially offset by 3) increase in short-term financial obligations (+COP$724 billion), and 4) labor liabilities (+COP 62 billion).

•	Non-current liabilities increased +COP$11,936 billion compared to 2013 due to: 1) higher financial obligations for COP$9,703 billion due to the external bond offerings in May and September for US$2.0 billion and US$1.2 billion, respectively, and the impact on the total outstanding debt balance of the Colombian peso devaluation, 2) increase in provisions (+COP 1,553 billion), mainly from the updates in estimated well abandonment costs, and 3) labor costs and other (+COP$680 billion).

•	Equity amounted to COP$69,540 billion as of December 31, 2014, a decrease of -COP$2,254 billion compared to the end of the prior year. This is the result of 1) lower net income in 2014 compared to 2013, offset by 2) an increase in the market valuation of foreign investments, due to devaluation of the Colombian Peso.

g.	Convergence with International Financial Reporting Standards (IFRS)

During 2014, a period of transition and implementation, Ecopetrol S.A. and its subsidiaries have carried out a work plan to ensure, at the source document level, the accounting recognition of operations under IFRS to meet the deadline for implementation of the new regulatory technical framework by January 1, 2015.

The main impacts and changes are: adapting of information systems, process redesigns, accounting policy and procedure updates, and calculation of the accounting standards changes on fixed assets, labor obligations, deferred tax and accounts receivable and accounts payable.

Starting the first quarter of 2015, Ecopetrol will report its financial results according to IFRS.

h.	Risk Ratings

During 2014, the risk rating agency Moody’s Investors Services maintained its international rating for Ecopetrol of Baa2 with a Stable Outlook.

Standard and Poor´s BBB rating with stable outlook remained unchanged in 2014.

Likewise, the risk rating agency Fitch Ratings maintained Ecopetrol’s rating in foreign and local currency of BBB and BBB+, respectively, each with a Stable Outlook.

Ecopetrol S.A.’s ratings as of December 31, 2014, in local and foreign currency can be reviewed on the Moody’s Investors Services, Standard & Poor’s and Fitch Ratings websites.

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II. Consolidated Financial Results2

a.	Income Statement and Balance Sheet

Consolidated Income Statement (COP$ Billion)	4Q 2014*	4Q 2013*	∆ ($)	∆ (%)	2014	2013	∆ ($)	∆ (%)
Local Sales	5,610.7	5,981.9	(371.2)	(6.2)%	23,856.7	23,672.0	184.7	0.8%
Export Sales	8,591.9	11,128.8	(2,536.9)	(22.8)%	42,210.3	44,220.8	(2,010.5)	(4.5)%
Sales of services	620.2	849.6	(229.4)	(27.0)%	2,858.3	2,535.9	322.4	12.7%
Total Sales	14,822.8	17,960.3	(3,137.5)	(17.5)%	68,925.3	70,428.7	(1,503.4)	(2.1)%
Variable Costs	7,098.3	7,669.5	(571.2)	(7.4)%	33,129.5	32,131.8	997.7	3.1%
Fixed Costs	3,827.5	3,348.8	478.7	14.3%	11,924.6	10,422.5	1,502.1	14.4%
Cost of Sales	10,925.8	11,018.3	(92.5)	(0.8)%	45,054.1	42,554.3	2,499.8	5.9%
Gross profit	3,897.0	6,942.0	(3,045.0)	(43.9)%	23,871.2	27,874.4	(4,003.2)	(14.4)%
Operating Expenses	2,768.9	2,732.2	36.7	1.3%	7,269.3	6,039.7	1,229.6	20.4%
Operating Profit	1,128.1	4,209.8	(3,081.7)	(73.2)%	16,601.9	21,834.7	(5,232.8)	(24.0)%
Non Operating Profit/Loss	(189.8)	(148.4)	(41.4)	27.9%	(1,181.2)	47.5	(1,228.7)	(2,586.7)%
Income tax	1,653.8	1,479.3	174.5	11.8%	7,135.1	8,088.8	(953.7)	(11.8)%
Minority interest	128.5	155.5	(27.0)	(17.4)%	775.4	686.9	88.5	12.9%
Net Income	(844.0)	2,426.6	(3,270.6)	(134.8)%	7,510.2	13,106.5	(5,596.3)	(42.7)%

EBITDA	2,438.6	4,901.4	(2,462.8)	(50.2)%	22,382.2	28,013.7	(5,631.5)	(20.1)%
EBITDA Margin	16%	27%			32%	40%

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

Consolidated Balance Sheet
(COP$ Billion)	December 31, 2014	December 31, 2013	∆ $	Δ (%)
Current Assets	24,752.4	29,317.6	(4,565.2)	(15.6)%
Long Term Assets	117,428.9	103,110.4	14,318.5	13.9%
Total Assets	142,181.3	132,428.0	9,753.3	7.4%
Current Liabilities	20,388.4	22,235.5	(1,847.1)	(8.3)%
Long Term Liabilities	49,051.0	34,499.5	14,551.5	42.2%
Total Liabilities	69,439.4	56,735.0	12,704.4	22.4%
Equity	68,546.0	71,119.2	(2,573.2)	(3.6)%
Minority interest	4,195.9	4,573.8	(377.9)	(8.3)%
Total Liabilities and Equity	142,181.3	132,428.0	9,753.3	7.4%

Debit Memorandum accounts	172,448.0	152,210.7
Credit Memorandum accounts	149,920.0	111,774.6

The highest individual contributions to total sales by affiliates (without the effect of eliminations) in the fourth quarter of 2014 came from Hocol COP$971 billion, Cenit COP$828 billion, Ocensa COP$791 billion, Refinería de Cartagena (Reficar) COP$790 billion derived from its commercialization activities, Equión COP$428 billion, and Propilco COP$419 billion.

2 For purposes of consolidation of the fourth quarter of 2014, in addition to Ecopetrol S.A.’s results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL, Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”), and Ecopetrol Germany GMBH.

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The highest net income of each of the companies of the Group (without the effect of eliminations) came from Cenit COP$370 billion, Ocensa COP$328 billion, ODL COP$54 billion, Ecopetrol Capital AG COP$29 billion and Equión COP$21 billion. The highest net losses were reported by Refinería de Cartagena COP$303 billion and Ecopetrol Germany GMBH COP$286 billion.

Under the equity participation method, Ecodiesel generated earnings of COP$3 billion, and Invercolsa COP$18 billion, while Offshore International Group reported a loss of COP$36 billion.

Consolidated EBITDA for the fourth quarter of 2014 was COP$2,439 billion, equivalent to an EBITDA margin of 17%.

b.	Segment results

Quarterly Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	4Q 2014	4Q 2103	4Q 2014	4Q 2103	4Q 2014	4Q 2103	4Q 2014	4Q 2103	4Q 2014	4Q 2103
Local Sales	1,537	2,246	5,071	5,268	250	56	(1,249)	(1,678)	5,609	5,893
Export Sales	7,635	10,203	826	2,016	-	-	(64)	(1,001)	8,397	11,218
Sales of services	(84)	(29)	(52)	97	1,952	1,723	(1,196)	(941)	620	850
Total Sales	9,088	12,420	5,845	7,382	2,202	1,779	(2,509)	(3,620)	14,626	17,961
Variable Costs	3,874	4,007	5,114	6,880	75	68	(2,176)	(3,625)	6,887	7,329
Fixed Costs	2,416	2,044	721	642	1,131	1,077	(426)	(74)	3,842	3,689
Cost of Sales	6,290	6,051	5,835	7,522	1,206	1,145	(2,602)	(3,699)	10,729	11,018
Gross profit	2,798	6,369	10	(140)	995	634	93	80	3,897	6,942
Operating Expenses	2,053	1,739	527	746	227	80	(39)	168	2,768	2,733
Operating Profit	745	4,629	(517)	(886)	768	555	132	(88)	1,129	4,210
Non Operating Profit/Loss	(45)	(253)	(205)	108	55	(16)	4	14	(191)	(148)
Income tax benefits (expense)	(1,532)	(1,640)	158	287	(263)	(165)	(16)	39	(1,653)	(1,479)
Minority interest	(10)	(65)	1	1	(120)	(92)	-	-	(129)	(156)
Net Income	(841)	2,672	(563)	(490)	441	281	120	(35)	(844)	2,427

EBITDA	1,895	4,796	(419)	(429)	832	569	131	(35)	2,439	4,901
EBITDA Margin	20.9%	38.6%	(7.2)%	(5.8)%	37.8%	32.0%	(5.2)%	1.0%	16.7%	27.3%

Some reclasifications between fixed and variable cost were maden in 2013 and 2014 as a result of the cost distribution in the partnership contracts

Full Year Results by Segment

	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Local Sales	7,158	8,796	21,666	21,271	959	502	(5,927)	(6,971)	23,855	23,598
Export Sales	37,508	41,154	5,433	7,762	-	-	(927)	(4,621)	42,014	44,295
Sales of services	90	30	14	202	7,006	5,713	(4,249)	(3,409)	2,861	2,536
Total Sales	44,756	49,979	27,113	29,236	7,965	6,215	(11,103)	(15,001)	68,730	70,429
Variable Costs	18,457	18,493	23,669	27,212	527	571	(9,735)	(14,968)	32,918	31,308
Fixed Costs	7,759	6,381	2,281	2,002	3,339	2,948	(1,437)	(84)	11,941	11,247
Cost of Sales	26,216	24,874	25,950	29,214	3,866	3,519	(11,172)	(15,052)	44,859	42,554
Gross profit	18,540	25,105	1,163	22	4,099	2,696	69	51	23,871	27,874
Operating Expenses	5,273	3,605	1,516	1,626	676	642	(195)	168	7,270	6,040
Operating Profit	13,268	21,501	(353)	(1,604)	3,423	2,054	264	(117)	16,602	21,834
Non Operating Profit/Loss	(624)	116	(637)	(214)	85	132	(6)	15	(1,182)	48
Income tax benefits (expense)	(6,052)	(8,039)	88	516	(1,154)	(628)	(16)	62	(7,134)	(8,089)
Minority interest	(193)	(255)	4	2	(586)	(434)	-	-	(775)	(687)
Net Income	6,399	13,322	(898)	(1,301)	1,768	1,124	242	(39)	7,510	13,107

EBITDA	18,234	26,245	477	(361)	3,411	2,247	260	(117)	22,382	28,014
EBITDA Margin	40.7%	52.5%	1.8%	(1.2)%	42.8%	36.1%	(2.3)%	0.8%	32.0%	39.8%

Some reclasifications between fixed and variable cost were maden in 2013 and 2014 as a result of the cost distribution in the partnership contracts

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Exploration and Production

Earnings for the fourth quarter of 2014 decreased 27% compared to the prior year period, due mainly to lower crude exports as a consequence of the drop in production, lower sales to free trade zones because of the closing of the Cartagena Refinery plants, and the negative impact of the average international benchmark sale prices.

The segment’s cost of sale rose 4% owing to higher costs of hydrocarbon transport services because of a 3% increase in fees regulated by the Ministry of Mines, and devaluation of the exchange rate, offset by lower royalty purchases associated mainly with a lower production volume.

Operating expenditures increased 18%, primarily on exploration, due to: 1) an increase in unsuccessful drilling on the following blocks: Caño Sur, Caño Sur Oeste, Bloque Playón, Bloque Pijao, CPO-11, Bloque Siriri, CPE-4, and CPO-10; b) an increase in seismic expenditures because of 127% intensification of on-shore activities; c) COP$33 billion from indemnization expenditures to the ANH for non-completion, and d) COP$3 billion from third-party indemnization for property activity.

As a final result, the segment recorded a loss of –COP$841 billion.

Refining and Petrochemicals

Income for the fourth quarter of 2014 dropped 21% compared to the same period of the previous year, due to the decrease in the main international price indexes and to the lower volume exported by Reficar as a result of the general shutdown of the Cartagena refinery starting March of 2014 in preparation of the new refinery.

Segment cost of sales decreased 22% due to: 1) the drop in international prices, 2) no crude purchases from Reficar, and 3) lower jet fuel and diesel imports to supply local demand, given the increase in production of the Barrancabermeja refinery.

As a result of the above, the operating profit increased $369 billion.

However, non-operating results declined COP$313 billion, due to the impact of the peso devaluation on dollar-denominated asset and liability valuations (exchange rate difference) during the fourth quarter of 2014, the costs from asset write-off in Reficar amounting to COP$58 billion, and the dismantling provision amounting to COP$45 billion.

The segment recorded a net loss of COP$563 billion, which was COP$73 billion higher than that of the same quarter of the previous year.

Transportation

Earnings for the fourth quarter of 2014 increased 24%, due to: 1) the higher volumes transported to third parties by Cenit, Ocensa and ODL, 2) the start-up of Bicentenario Oil Pipeline operations in November 2013, and 3) Positive effect from the Colombian peso devaluation.

Segment cost of sales increased 5% due to items related to operation supplies during the fourth quarter of 2014 as a result of the start-up of Bicentenario Oil Pipeline operations.

Operating expenditures increased compared to the same period of the prior year in response to theft emergencies and attacks on infrastructure.

Non-operating results were favorable compared to the third quarter of the previous year due to the impact of the devaluation of the Colombian peso against the U.S. dollar on the segment’s net active balance.

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III. Operating Results

a.	Investments

Ecopetrol Consolidated CAPEX:

Capex* (US$ million)
2014

Business Unit	Ecopetrol S.A.	Affiliates and Subsidiaries**	Total	Allocation by segment
Production	3,910.8	484.3	4,395.1	50.6%
Refining, Petrochemicals and Biofuels	221.8	1,633.5	1,855.3	21.4%
Exploration	653.8	689.6	1,343.4	15.5%
Transportation	99.7	835.3	935.0	10.8%
Corporate	147.4	0.0	147.4	1.7%
Supply and Marketing	3.5	0.0	3.5	0.0%
Total	5,037.0	3,642.7	8,679.7	100.0%

* The investments shown in the table above differ from the capital expenditure figures shown in the Cash Flow statement on page 32. The investments in this table include investments that constitute uses of cash in both operating and investment activities, while the investment line of the Cash Flow statement includes only capital expenditures that constitute investment activities..

** Prorated to include Ecopetrol’s share

2014 Investments totaled US$8,679.7 million (58% Ecopetrol S.A. and 42% affiliates and subsidiaries), allocated as follow:

•	Production (50.6%): drilling program, especially in the Rubiales and Quifa fields in the Orinoquia region, and the completion of facilities at the Chichimene field resulting in a new production record at this field.

•	Refining, Petrochemicals and Biofuels (21.4%): the Cartagena Refinery Modernization Project and the Industrial Services Master Plan of the Barrancabermeja Refinery.

•	Exploration (15.5%): seismic acquisition and drilling of exploratory, stratigraphic and appraisal wells.

•	Transportation (10.8%): San Fernando – Monterrey, Costa Norte Colombiana - Galán, Magdalena Medio 100 and Ocensa Delta 35 projects, as well as the Reficar logistics projects, the Cupiaga Cusiana gas transport project and the development of the Caño Limón - La Guafita crude pipeline.

b.	Exploration

Exploration in Colombia:

A3 Drilling in Colombia

IV Quarter 2014					2014
Company	Drilled	Hydrocarbon Presence*	Under evaluation	Dry	Drilled	Hydrocarbon Presence*	Under evaluation	Dry
Ecopetrol S.	3	-	1	2	17	5	1	11
Hocol S.A.	1	-	-	1	4	-	-	4
Total	4	-	1	3	21	5	1	15

*geological success

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During the fourth quarter of 2014, joint venture activities with Ecopetrol S.A.’s partner Meta Petroleum (affiliate of Pacific Rubiales) included the drilling of three A3 wells in the Quifa block, of which one is currently under evaluation. Hocol S.A. drilled Calipso-1 well, which was dry.

Discoveries in Colombia:

In December 2014, Ecopetrol S.A. announced the discovery of hydrocarbons in the exploratory well Orca-1 (operated by Petrobras WI 40%, Ecopetrol WI 30% and Repsol WI 30%), located 40 kilometers north of the Guajira province coast. This is the first discovery in the Colombian Caribbean deep water.

Ecopetrol and Talisman Colombia Oil & Gas Ltd. proved the presence of hydrocarbons in the exploratory well Nueva Esperanza-1, located in block CPO-9.

Additionally, the following discoveries were made in 2014: Golosa (Magdalena Mid Valley), Tibirita 1A (West Caño Sur Block) and Cacica (Cuisinde Block in Magdalena superior valley).

International Exploration:

U.S. Gulf of Mexico:

Discoveries in 2014 were the following:

•	Leon: Repsol (WI 60% and operator) and Ecopetrol (WI 40%).

•	Rydberg: Shell (WI 57.2% and operator), Nexen (WI 14.3%) and Ecopetrol (WI 28.5%).

Angola:

During fourth quarter 2014, drilling on the well Jacaré in block 38/11 was concluded and it was declared dry. Previously in the year Dilolo-1 well was drilled in block 39/11 which was dry.

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c.	Production

Gross* Oil and Gas Production

Ecopetrol S.A. (mboed)	4Q 2014	4Q 2013	∆ (%)	∆ (bls)	2014	2013	∆ (%)	∆ (bls)
Crude Oil	588.6	601.0	(2.1)%	(12.4)	579.7	612.6	(5.4)%	(32.9)
Natural Gas**	124.3	130.2	(4.5)%	(5.9)	125.4	128.9	(2.7)%	(3.5)
Total	712.9	731.2	(2.5)%	(18.3)	705.1	741.5	(4.9)%	(36.4)

Hocol (mboed)	4Q 2014	4Q 2013	∆ (%)	∆ (bls)	2014	2013	∆ (%)	∆ (bls)
Crude Oil	20.1	22.1	(9.0)%	(2.0)	21.2	21.2	0.0%	0.0
Natural Gas	0.1	0.2	(50.0)%	(0.1)	0.1	0.2	(50.0)%	(0.1)
Total	20.2	22.3	(9.4)%	(2.1)	21.3	21.4	(0.5)%	(0.1)

Savia (mboed)	4Q 2014	4Q 2013	∆ (%)	∆ (bls)	2014	2013	∆ (%)	∆ (bls)
Crude Oil	5.9	6.1	(3.3)%	(0.2)	6.0	5.8	3.4%	0.2
Natural Gas	0.5	0.4	25.0%	0.1	0.5	0.3	66.7%	0.2
Total	6.4	6.5	(1.5)%	(0.1)	6.5	6.1	6.6%	0.4

Equion (mboed)	4Q 2014	4Q 2013	∆ (%)	∆ (bls)	2014	2013	∆ (%)	∆ (bls)
Crude Oil	10.1	10.0	1.0%	0.1	10.0	10.1	(1.0)%	(0.1)
Natural Gas	7.8	7.7	1.3%	0.1	7.8	7.5	4.0%	0.3
Total	17.9	17.7	1.1%	0.2	17.8	17.6	1.1%	0.2

Ecopetrol America (mboed)	4Q 2014	4Q 2013	∆ (%)	∆ (bls)	2014	2013	∆ (%)	∆ (bls)
Crude Oil	4.3	1.6	168.8%	2.7	2.6	1.4	85.7%	1.2
Natural Gas	3.4	0.1	3,300.0%	3.3	2.1	0.2	950.0%	1.9
Total	7.7	1.7	352.9%	6.0	4.7	1.6	193.8%	3.1

Ecopetrol including affiliates and subsidiares (mboed)	4Q 2014	4Q 2013	∆ (%)	∆ (bls)	2014	2013	∆ (%)	∆ (bls)
Crude Oil	629.0	640.8	(1.8)%	(11.8)	619.5	651.1	(4.9)%	(31.6)
Natural Gas	136.1	138.6	(1.8)%	(2.5)	135.9	137.1	(0.9)%	(1.2)
Total Group's production	765.1	779.4	(1.8)%	(14.3)	755.4	788.2	(4.2)%	(32.8)

* Gross production includes royalties and prorated by Ecopetrol´s share in each subsidiary

** Gas production includes white products

During the fourth quarter of 2014, Ecopetrol S.A.’s consolidated production increased by 10.3 mboed compared with the third quarter of 2014, due mainly to the growth in production at the Castilla and Chichimene fields. At the end of December, the Chichimene field reached a production record of 80 mbod due mainly to start-up of production facilities and new wells.

Ecopetrol S.A.’s consolidated production fell 1.8% in the fourth quarter of 2014 compared to the last quarter of 2013. Overall, products continued to be hampered by: 1) capacity constraints for the disposal of water, mainly in Rubiales field, 2) the natural decline of our fields, especially the Guajira field and 3) operational disruptions (strikes and blockages by local communities), which caused delays in the development of new facilities and wells.

Projects to Improve the Recovery Factor (Ecopetrol S.A.):

During the fourth quarter eight recovery pilots were initiated, reaching 2014´s goal of 13 pilots.

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Pilots initiated on 2014
Field	Region	Type
Galán	Mid Magdalena	WF
Casabe	Mid Magdalena	CEOR
Yarigui	Mid Magdalena	CEOR
Provincia	Mid Magdalena	H&P
Llanito Gala	Mid Magdalena	H&P
Sardinata	Catatumbo	WF
Palo Grande	Sur	CEOR
Santa Clara	Sur	CEOR
Brisas	Sur	WF
Tello	Sur	WAG
Rio Ceibas	Sur	WAG
Chichimene K2	Llanos	WF
Chichimene T2	Llanos	WF

WF: Waterflood

CEOR: Chemical enhancement oil recovery

H&P: Huff and Puff

WAG: Water alternating gas

Other highlights are: 1) 65% progress in the air injection project at Chichimene field, 2) beginning of operations of the air injection lab at the Colombian Petroleum Institute in December, and 3) agreement with Stanford University for R&D technology for recovery factor increase.

Environmental Licenses:

During the fourth quarter of 2014, the National Environmental Licenses Authority (Autoridad Nacional de Licencias Ambientales – ANLA) approved the Arauca field Environmental Management Plans, and the modifications to the Mares and Cantagallo field Environmental Management Plans.

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Production of Main Fields:

Average production main fields by region (mboed), Ecopetrol´s net interest

	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Central Region	96.6	93.6	3.2%	95.6	92.5	3.4%
1) La Cira - Infantas	25.0	24.9	0.4%	24.8	23.6	5.1%
2) Casabe	22.4	21.4	4.7%	22.0	22.8	(3.5)%
3) Yarigui	16.5	15.3	7.8%	17.2	15.5	11.0%
4) Other	32.7	32.0	2.2%	31.6	30.6	3.3%
Orinoquia Region	240.5	221.8	8.4%	227.2	229.8	(1.1)%
1) Castilla	108.0	104.8	3.1%	104.4	112.9	(7.5)%
2) Chichimene	67.1	51.2	31.1%	56.2	53.1	5.8%
3) Cupiagua	38.5	39.2	(1.8)%	38.9	38.0	2.4%
4) Other	26.9	26.6	1.1%	27.7	25.8	7.4%
South Region	33.6	35.5	(5.4)%	35.0	35.4	(1.1)%
1) San Francisco	8.9	9.9	(10.1)%	9.3	10.0	(7.0)%
2) Huila Area	9.3	9.5	(2.1)%	9.4	9.0	4.4%
3) Tello	4.6	4.5	2.2%	4.5	4.6	(2.2)%
4) Other	10.8	11.6	(6.9)%	11.8	11.8	0.0%
Partnerships	312.6	347.8	(10.1)%	318.0	352.2	(9.7)%
1) Rubiales	96.3	117.7	(18.2)%	104.3	120.0	(13.1)%
2) Guajira	47.1	58.4	(19.3)%	50.1	59.0	(15.1)%
3) Quifa	32.5	38.3	(15.1)%	33.0	33.5	(1.5)%
4) Caño Limón	36.8	33.7	9.2%	30.1	36.4	(17.3)%
5) Cusiana	33.1	32.0	3.4%	33.5	32.7	2.4%
6) Other	66.8	67.7	(1.3)%	67.0	70.6	(5.1)%
Minor Fields	29.7	32.4	(8.3)%	29.3	31.4	(6.7)%
Direct Operation	4.6	3.7	24.3%	4.0	4.1	(2.4)%
Associated Operation	25.1	28.7	(12.5)%	25.3	27.3	(7.3)%
Total	713.0	731.1	(2.5)%	705.1	741.3	(4.9)%
Direct Operation	375.3	354.6	5.8%	361.8	361.8	(0.0)%
Partnerships	337.7	376.5	(10.3)%	343.3	379.5	(9.5)%

Production per type of crude* mbod
	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Light	43.6	47.1	(7.5)%	44.5	49.1	(9.4)%
Medium	201.1	210.7	(4.5)%	198.5	215.8	(8.0)%
Heavy	343.8	343.1	0.2)%	336.6	347.7	(3.2)%
Total	588.6	601.0	(2.1)%	579.7	612.6	(5.4)%

* Does not include subsidiaries

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Lifting cost of Ecopetrol S.A.

The lifting cost per barrel produced for Ecopetrol S.A., not including royalties, was US$12.05 per barrel in the fourth quarter 2014, a reduction of US$1.22 per barrel compared to the same period in 2013. This change was the result of:

•	COP$/US$ devaluation: -US$1.64 /eq bl:

Due to an increase in the exchange rate of COL$260.46 per dollar compared to the fourth quarter 2013 (COL$2,173.65 in 2014 vs COL$1,913.19 in 2013).

•	Cost effect: +US$0.32 / eq bl:

Higher activity to increase production affected in previous quarters by infrastructure attacks and blockages.

•	Volume effect: +US$0.10 /eq bl

Lower production in the quarter compared to 2013.

For the year 2014, the lifting cost per barrel produced for Ecopetrol S.A., discounting royalties, was US$11.25 per barrel.

d.	Proven Reserves

As of December 31 of 2014, net proven reserves of crude oil, condensate and natural gas (Ecopetrol S.A. including its interest in affiliates and subsidiaries) amounted to 2,084 million barrels of oil equivalent (mmboe), increasing 5.7% compared to 2013.

2014 addition was 355 mmboe to its proven reserves and production was 243 mmboe. The reserve replacement ratio in 2014 was 146%, up from the 139% reported in 2013. The reserves/production ratio increased to 8.6 years.

The sources of growth in proven reserves were mainly 1) revisions in existing fields, and 2) increased gas reserves.

Reserves were estimated based on U.S. Securities and Exchange Commission (SEC) standards and methodology, and 99% were audited by two independent reserve engineering firms (Ryder Scott Company, and DeGolyer and MacNaughton).

e.	Transportation

Volumes Transported (mbod)

	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Crude	975.5	969.2	0.65%	954.2	950.3	0.41%
Refined Products	257.1	229.0	12.27%	251.2	237.4	5.81%
Total	1,232.6	1,198.2	2.90%	1,205.4	1,187.7	1.50%

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The volume of crude transported by the main Cenit S.A.S system and those of affiliates in the fourth quarter of 2014 increased by 0.65% compared to the same period of the previous year, and by 0.41% during full-year 2014. This was the result mainly of the higher volumes transported in the Caño Limón - Coveñas and Oleoducto Transandino systems due to the decline in the number of attacks.

Of the total volume of crude transported by oil pipeline in the last quarter, approximately 74.4% was Ecopetrol’s own product and for the year 2014, it accounted for 74.5%.

The volumes of refined products transported by Cenit S.A.S during the fourth quarter of the year increased by 12.27% compared to the prior year period, and by 5.81% in 2014. The main reason was the larger volume of naphtha (heavy crude diluent) transported in the Pozos Colorados – Galán and Galán – Apiay systems.

Of the total volume of products transported in pipelines during the fourth quarter, 49.70% was Ecopetrol’s, and for the 49.6% in the full year.

Transportation Capacity

During 2014, the crude transport capacity of Cenit’s main lines increased from 1,268 mbod in 2013 to 1,328 mbod in 2014. Meanwhile, the refined product transport capacity grew from 427.5 mbod in 2013 to 457.3 mbod in 2014.

The foregoing was primarily the result of the completion in 2014 of the Ocensa expansion project, which increased this system’s transport capacity by 35 mbod, from 575 to 610 mbod in segment 2 and from 375 to 415 mbod in segment 3, and progress in Vasconia-Galan system increasing capacity from 170 to 196 mbod.

Regarding products, the higher capacity is explained by the expansion in Galan-Sebastopol from 270 to 305 mbod.

Transportation Cost

The cost per transported barrel for Ecopetrol S.A. for the fourth quarter 2014 was US$7.53 per barrel, which compared to US$9.20 per barrel in the same period of 2013 the result of the following:

•	Cost effects: -US$0.25 per barrel

Mainly the decrease in the use of tanker trucks(fewer barrels transported and shorter routes) due to the increased availability of oil pipeline systems.

•	Volume effect: -US$0.39 per barrel

The greater availability of oil pipeline systems, producing an increase in volume transported.

•	COP/USD devaluation effect: -US$1.03 per barrel

Increase in the exchange rate of COL$260.46 / US$ compared to the fourth quarter 2013 (COL$2,173.65 in 2014 vs COL$1,913.19 in 2013).

Ecopetrol´ s transport cost for the full year 2014 was US$7.80/barrel.

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f.	Refining

e.1) Barrancabermeja Refinery:

Barrancabermeja Refinery

	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Refinery runs* (mbod)	227.2	205.6	10.5%	226.9	214.9	5.6%
Utilization factor (%)	76.8%	74.0%	3.8%	80.1%	79.9%	0.3%

* Includes volumes loaded in the refinery, not total volumes received.

The increase in throughput was driven by the availability and operational stability of the crude and reduced crude (bottoms) units.

The Industrial Services Master Plan, whose goal is to increase the reliability and efficiency in the generation of industrial services for Barrancabermeja refinery operations, reached 93.6% completion. Highlights of the quarter were: milestones for the pre-commissioning of equipment in the U-5100 control room and the mechanical completion of the co-generator.

Costs and margins of the Barrancabermeja Refinery:

The cash operating cost for the Barrancabermeja refinery in the fourth quarter 2014 was US$9.62 per barrel, compared to US$8.74 per barrel in the same period of 2013, mainly as the result of:

•	Cost effect: +US$3.19 per barrel

Increase in fourth-quarter maintenance work, resulting from: (a) the reactivation of the turboexpander unit to make use of the increase in refinery throughput, (b) the implementation of the new planning structure and management of plant shutdowns and (c) the increased scope of the shutdowns of the UOP-I and Ethylene II units.

•	Volume effect: -US$1.00 per barrel

Increase in throughputs of 21.6 kbpd as a result of higher price differentials for refined products, boosting production in order to improve segment margins.

•	COP/USD devaluation effect: -US$1.31 per barrel

Increase in the exchange rate of COL$260.46 / US$ compared to the fourth quarter 2013 (COL$2,173.65 in 2014 vs COL$1,913.19 in 2013).

The cash operating cost for the refinery in 2014 was US$ 7.17/barrel.

Barrancabermeja Refinery

	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Refining Margin (USD/bl)	15.8	7.9	100.0%	14.6	10.9	33.9%

The increase in refining margin in the fourth quarter of 2014 compared to 2013, is explained by a higher decrease in the oil price (feedstock) compared to the decrease in fuel prices (output).

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e.2) Reficar (Cartagena Refinery):

Cartagena Refinery

	4Q 2014	4Q 2013	∆ (%)	2014	2013	∆ (%)
Refinery runs* (mbod)	0.0	60.7	(100.0)%	10.4	66.3	(84.3)%
Utilization factor (%)	0.0%	33.8%	(100.0)%	5.3%	63.9%	(91.7)%

* Includes volumes loaded in the refinery, not total volumes received.

The aggregate value of crude throughput corresponds to operations in the months of January, February and part of March of 2014. Both the Combined Distillation Unit and the Viscosity Reduction Unit have been shut down since March, while the catalytic cracking unit has not been in operation since October of 2013. There will be no change in this situation until the new refinery begins operating, which we expect to occur in the second half of 2015.

The Reficar expansion and modernization project was 96.3% complete as of December 31, 2014, with the progress in each of the work streams as follows:

Work Streams	Percentage
Detail engineering	100.0%
Procurement	99.9%
Module construction	100.0%
Construction (began October 2011)	94.6%

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IV. Organizational Consolidation, Corporate Responsibility and Corporate Governance

a.	Organizational consolidation

Health, safety and environment:

HSE*	4Q 2014	4Q 2013	2014	2013
Accident frequency index (accidents per million labor hours)	0.75	0.55	0.92	0.70
Environmental incidents	8	11	29	34

*Results are subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

Science and technology:

During the fourth quarter of 2014, Ecopetrol was granted four patents (three in Colombia and one in the United States). Overall, in 2014 Ecopetrol was granted 13 patents, and currently the company has 63 patents.

Patents in Colombia:

•	“Method for the acquisition of 3D seismic by means of sinusoidal geometry”
•	“Artificial reefs using oil pipeline pipes”
•	“Heavy and extra heavy crude oil dehydration process by means of a dilution scheme”

Patents in the U.S.:

•	“Heavy and extra heavy crude oil treatment process at the well head to improve transport conditions”

b.	Corporate Responsibility

On October 16, the 2014 results of the Business Monitor of Corporate Reputation (MERCO – Colombia) were presented. Ecopetrol was ranked first in reputation, first among Most Responsible Companies and first in the Oil Company and Hydrocarbon Distribution sector.

Ecopetrol issues Human Rights Guidelines for the Business Group

Ecopetrol S.A. approved the “Human Rights Guidelines for the Ecopetrol Group,” whose objective is to “establish guidelines for companies of the Ecopetrol Group in the conduct of human rights matters, to ensure that results are consistent with applicable national and international norms, as well as with self-regulating standards adopted in this regard.”

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V.	Conference Calls

Ecopetrol’s management will host two conference calls to review the fourth quarter of 2014 results:

Spanish	English
March 3, 2015	March 3, 2015
1:30 p.m. Bogota, New York and Toronto	3:00 p.m. Bogota, New York and Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the site 10 minutes in advance to download any necessary software and to check the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer (V.11), Google Chrome and Mozilla Firefox (V.28).

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net worth. Ecopetrol is the only vertically integrated crude oil and natural gas company with stakes in operations in Colombia, Brazil, Peru, U.S. (Gulf of Mexico) and Angola. Its subsidiaries include: Andean Chemicals Limited, Bioenergy S.A, Bionergy Zona Franca S.A.S, Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S, COMAI, Ecopetrol América Inc, Ecopetrol del Perú S.A, Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy, Ecopetrol Global Capital S.L.U, EPI- Ecopetrol Pipelines International Limited, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A, ODL S.A, Propilco, Oleoducto Bicentenario de Colombia S.A.S, Ocensa S.A, Oleoducto de Colombia S.A., Refinería de Cartagena S.A., Santiago Oil Company and Colombia Pipelines Limited. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%) and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE) under the ticker EC, and on the Toronto Stock Exchange (TSX) under the symbol ECP. The company has three business segments: 1) exploration and production 2) transport and logistics, and 3) refining, petrochemicals and biofuels.

Forwarding-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the company’s future and its continuous use of capital to finance the company’s investment plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and the industry, among others. Therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

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VI.	Additional Exhibits

Income Statement

Ecopetrol S.A.

COP$ Million	4Q 2014*	4Q 2013*	3Q 2014*	2014	2013
Income
Local Sales	4,864,871	5,647,900	5,263,509	21,605,549	20,971,917
Export Sales	7,064,973	8,898,526	8,758,899	33,333,651	35,408,543
Sales to free trade zone	87,039	1,116,503	72,424	1,035,895	4,861,301
Sale of Services	777,534	538,376	485,087	2,117,537	1,272,518
Total Income	12,794,417	16,201,305	14,579,919	58,092,632	62,514,279
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,277,541	3,159,294	2,761,474	10,901,385	12,506,587
Amortization and Depletion	513,272	131,765	888,980	3,210,850	2,868,044
Imported products	2,162,844	2,505,807	2,367,211	9,276,273	8,882,280
Hydrocarbon Transportation Services	973,906	970,164	988,505	3,626,045	3,770,361
Inventories and other	560,097	291,099	319,925	1,615,670	1,039,283

Fixed Costs
Depreciation	360,130	314,770	336,142	1,338,088	1,285,097
Contracted Services	1,038,962	925,995	766,672	3,223,178	2,996,869
Maintenance	722,708	697,358	515,458	2,014,713	1,764,066
Labor Costs	353,640	319,816	319,793	1,349,832	1,207,353
Other	929,264	759,866	638,648	3,109,730	2,115,568
Total Cost of Sales	9,892,364	10,075,934	9,902,808	39,665,764	38,435,508
Gross Profits	2,902,053	6,125,371	4,677,111	18,426,868	24,078,771
Operating Expenses
Administration	381,438	525,496	153,756	857,172	1,012,750
Selling and operational expenses	949,214	1,479,668	377,535	2,730,954	2,894,340
Exploration and Projects	503,770	243,499	270,190	1,181,855	536,357
Operating Income/Loss	1,067,631	3,876,708	3,875,630	13,656,887	19,635,324
Non Operating Income (expenses)
Financial Income **	1,838,445	712,519	1,286,322	5,362,373	3,046,889
Financial Expenses **	(1,680,049)	(642,464)	(1,904,574)	(5,471,972)	(2,706,489)
Interest expenses	(175,150)	(156,668)	(85,795)	(576,049)	(442,417)
Non Financial Income	135,449	140,886	74,811	312,282	658,908
Non Financial Expenses	(259,870)	(188,585)	(172,311)	(770,377)	(778,062)
Results from Subsidiaries	(349,816)	181,364	188,975	596,797	962,332

Income before income tax	576,640	3,923,760	3,263,058	13,109,941	20,376,485
Provision for Income Tax	1,193,314	1,294,098	907,444	5,297,326	7,023,499
Minority interest
Net Income	(616,674)	2,629,662	2,355,614	7,812,615	13,352,986

EBITDA	2,487,952	5,272,164	5,471,921	22,434,929	28,501,264
EBITDA MARGIN	19%	33%	38%	39%	46%
EARNINGS PER SHARE	($15.00)	$63.96	$57.29	$190.01	$324.76

* Unaudited

** Includes exchange difference

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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www.ecopetrol.com.co

29

Income Statement

Ecopetrol Consolidated

COP$ Million	4Q 2014*	4Q 2013*	3Q 2014*	2014	2013
Income
Local Sales	5,610,665	5,981,860	5,930,311	23,856,711	23,672,033
Export Sales	8,591,850	11,128,813	11,281,239	42,210,325	44,220,815
Sale of Services	620,222	849,556	879,842	2,858,302	2,535,867
Total Income	14,822,737	17,960,229	18,091,392	68,925,338	70,428,715
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,620,621	3,671,180	3,648,346	13,156,604	14,212,733
Amortization and Depletion	724,077	127,237	1,041,308	3,827,215	3,202,007
Imported products	3,266,544	3,306,441	3,429,568	13,242,615	11,862,265
Hydrocarbon Transportation Services	(95,196)	339,308	265,040	946,389	1,598,899
Inventories and other	582,234	225,333	611,529	1,956,631	1,255,905

Fixed Costs
Depreciation	545,626	502,746	527,335	2,096,806	1,828,228
Contracted Services	834,512	962,219	906,514	3,256,183	3,048,108
Maintenance	989,367	932,674	615,237	2,639,336	2,240,543
Labor Costs	377,612	340,484	338,907	1,393,891	1,260,436
Other	1,080,366	610,716	610,152	2,538,346	2,045,158
Total Cost of Sales	10,925,763	11,018,338	11,993,936	45,054,016	42,554,282
Gross Profits	3,896,974	6,941,891	6,097,456	23,871,322	27,874,433
Operating Expenses
Administration	614,370	701,340	337,507	1,677,391	1,455,717
Selling and operational expenses	1,151,068	1,368,228	400,271	2,986,236	3,228,979
Exploration and Projects	1,003,487	662,658	689,629	2,605,706	1,355,007
Operating Income/Loss	1,128,049	4,209,665	4,670,049	16,601,989	21,834,730
Non Operating Income (expenses)
Financial Income **	4,561,763	925,366	2,297,292	9,619,604	3,938,485
Financial Expenses **	(4,292,432)	(1,338,093)	(2,829,265)	(9,518,462)	(3,300,190)
Interest expenses	(235,736)	380,014	(143,140)	(817,546)	(592,643)
Non Financial Income	156,368	97,663	70,069	404,219	858,301
Non Financial Expenses	(364,774)	(213,319)	(172,612)	(913,971)	(856,476)
Results from Subsidiaries	(14,961)	-	(11,646)	44,914	-
Income before income tax	938,277	4,061,296	3,880,747	15,420,747	21,882,207
Provision for Income Tax	1,653,779	1,479,253	1,391,167	7,135,068	8,088,839
Minority interest	128,518	155,538	210,212	775,409	686,866
Net Income	(844,020)	2,426,505	2,279,368	7,510,270	13,106,502

EBITDA	2,438,607	4,901,448	5,468,942	22,382,155	28,013,733
EBITDA MARGIN	16%	27%	30%	32%	40%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

** Includes exchange difference

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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30

Balance Sheet

	Ecopetrol S.A.		Ecopetrol Consolidated
COP$ Million	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Assets
Current Assets
Cash and cash equivalents	2,197,450	3,901,277	7,951,201	8,841,438
Investments	932,433	1,693,180	1,087,439	1,883,235
Accounts and notes receivable	4,017,464	5,995,084	4,109,054	6,176,891
Inventories	2,526,511	2,926,996	3,023,503	3,625,904
Other	7,302,514	7,408,929	8,581,201	8,790,126
Total Current Assets	16,976,372	21,925,466	24,752,398	29,317,594
Non Current Assets
Investments	38,572,192	34,994,178	1,605,987	1,363,672
Accounts and notes receivable	3,473,102	1,946,707	857,630	520,056
Property, plant and equipment, net	19,671,084	15,438,049	50,656,194	40,150,534
Natural and environmental properties, Net	26,428,823	23,133,057	31,660,175	27,071,381
Resources delivered to administration	-	-	508,259	468,794
Other	15,462,476	16,603,771	32,140,648	33,535,964
Total Non Current Assets	103,607,677	92,115,762	117,428,893	103,110,401
Total Assets	120,584,049	114,041,228	142,181,291	132,427,994

Liabilities and Equity
Current Liabilities
Financial obligations	1,066,255	342,410	1,789,320	774,559
Accounts payable and related parties	6,776,319	8,337,525	8,968,120	9,472,824
Estimated liabilities and provisions	1,723,640	1,722,243	2,173,242	2,515,005
Other	5,857,635	8,160,751	7,457,695	9,473,129
Total Current Liabilities	15,423,849	18,562,929	20,388,377	22,235,517
Long Term Liabilities
Financial obligations	21,681,071	11,977,888	33,859,657	21,423,992
Labor and pension plan obligations	4,574,158	4,277,832	4,574,158	4,277,831
Estimated liabilities and provisions	6,468,090	4,914,864	6,937,470	5,163,819
Other	2,896,645	2,513,190	3,679,722	3,633,884
Total Long Term Liabilities	35,619,964	23,683,774	49,051,007	34,499,526
Total Liabilities	51,043,813	42,246,703	69,439,384	56,735,043
Minority Interest			4,195,935	4,573,748
Equity	69,540,236	71,794,525	68,545,972	71,119,203

Total Liabilities and Shareholders' Equity	120,584,049	114,041,228	142,181,291	132,427,994

Memorandum Debtor Accounts *	155,408,040	132,941,485	172,448,043	152,210,701
Memorandum Creditor Accounts *	139,178,676	97,287,957	149,920,013	111,774,620

Notes

*	Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet.

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31

Cash Flow Statement

Ecopetrol S.A.

COP$ million	4Q 2014*	4Q 2013*	3Q 2014*	2014	2013

Cash flow provided by operating activities:
Net income	(616,674)	2,629,662	2,355,614	7,812,615	13,352,986
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion, amortization and deferred	961,160	529,107	1,305,278	4,899,386	4,534,390
Exchange differences	(66,833)	36,726	676,191	413,856	14,849
Deferred income tax	112,658	(105,502)	168,682	281,340	(60,511)
Net provisions	377,389	498,011	6,952	577,299	793,950
Disposal of property, plant and equipment	62,841	(1,381)	4,565	67,406	20,268
Write-off for property, plant and equipment	-	(37,246)	-	-	(152,964)
Loss for Good Will	182,631	353,012	-	182,631	353,012
Loss (gain) valuation of investments	(3,058)	(1,567)	(3,485)	(7,707)	(2,637)
Loss (Income) from equity method on affiliated companies	349,816	(181,363)	(188,975)	(596,797)	(962,332)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(111,038)	(3,370,805)	(563,524)	1,069,462	(6,112,782)
Inventories	191,434	59,513	174,748	335,054	(59,876)
Deferred and other assets	(66,338)	24,589	(157,726)	300,481	512,053
Accounts payable	(462,367)	(323,988)	(137,518)	(552,836)	103,074
Taxes payable	1,256,522	2,547,861	565,517	(2,353,744)	1,075,824
Labor obligations	(37,443)	(250,327)	62,123	48,007	(797,030)
Estimated liabilities and provisions	(178,710)	423,039	(23,589)	(337,269)	335,701
Cash provided by operating activities	1,951,990	2,829,341	4,244,853	12,139,184	12,947,975

Cash flows from investing activities:
Payment for purchase of companies, net of cash acquired	(20,596)	45,648	(2,271)	(37,636)	(72,400)
Purchase of investment securities (1)	(962,888)	(548,191)	(1,221,828)	(8,641,159)	(10,456,593)
Dividends Received	749,034	17,559	71,168	1,490,583	98,281
Redemption of investment securities	2,537,765	2,399,603	2,520,203	6,652,395	11,227,329
Sale of property, plant and equipment	-	-	-	-	2,000
Sale of natural resources	-	-	-	-	100,790
Investment in natural and environmental resources	(1,665,885)	(1,399,840)	(1,832,919)	(6,379,214)	(4,123,147)
Additions to property, plant and equipment	(1,721,183)	(242,805)	(288,366)	(2,249,298)	(3,056,363)

Net cash generated by investing activities	(1,083,753)	271,974	(754,013)	(9,164,329)	(6,280,103)

Cash flows from financing activities:
Financial obligations	453,835	172,235	2,344,769	6,814,214	6,457,835
Capitalization	(4)	-	2	41	82
Dividends	(5,080,044)	(6,118,116)	(4,380,000)	(12,000,234)	(14,570,465)
Net cash used in financing activities	(4,626,213)	(5,945,881)	(2,035,229)	(5,185,979)	(8,112,548)

Net increase (decrease) in cash and cash equivalents	(3,757,976)	(2,844,566)	1,455,611	(2,211,124)	(1,444,676)
Exchange difference in cash and cash equivalents	397,960	(5,350)	149,426	507,297	85,842
Cash and cash equivalents at the beginning of the year	5,557,466	6,751,193	3,952,429	3,901,277	5,260,111
Cash and cash equivalents at the end of the year	2,197,450	3,901,277	5,557,466	2,197,450	3,901,277

NOTES:

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

(1) Total purchase of investment securities includes investment in companies subsidiaries, subordinates and associated of:	685,060	1,160,709	301,806	3,196,627	3,675,305

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32

Cash Flow Statement

Ecopetrol Consolidated

COP$ million	4Q 2014*	4Q 2013*	3Q 2014*	2014	2013

Cash flow provided by operating activities:
Net income	(844,020)	2,426,505	2,279,368	7,510,270	13,106,502
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	128,517	155,537	210,212	775,409	686,866
Depreciation, depletion and amortization	1,411,556	685,147	1,648,632	6,483,366	5,518,089
Foreign Exchange	(236,811)	34,340	654,282	257,735	(17,972)
Provision for income tax	210,871	(133,073)	198,364	403,413	(194,348)
Net provisions	444,929	(6,133,358)	(68,334)	605,851	886,279
Write-off for property, plant and equipment	410,743	352,314	322,709	1,167,217	870,461
Recovery of Property, Plant and equipment	-	(37,246)	-	-	(152,964)
Loss for Good Will	182,631	353,012	-	182,631	353,012
Loss (gain) valuation of Investments	252,247	15,163	(12,459)	227,201	4,728
Loss (Income) from equity method on affiliated companies	14,961	(63,470)	11,646	(44,914)	(120,060)
Net changes in operating assets and liabilities:
Accounts and notes receivable	1,669,830	(5,153,980)	513,847	1,765,004	(6,090,115)
Inventories	54,767	(231,160)	603,651	567,950	(465,611)
Deferred and other assets	(131,984)	240,693	(234,683)	201,812	109,800
Accounts payable and related parties	1,007,386	1,243,416	(2,009,684)	94,667	676,518
Taxes payable	1,131,412	10,079,590	995,762	(2,159,387)	2,300,118
Labor obligations	(150,771)	(238,567)	69,429	(70,303)	(790,808)
Estimated liabilities and provisions	(647,812)	253,524	642,529	(462,873)	842,263
Cash provided by operating activities	4,908,452	3,848,387	5,825,271	17,505,049	17,522,758

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	122,724	(5,933)	(551,591)	(5,684,018)	(7,567,590)
Purchase of investment securities	(34,761)	41,189	70,735	80,147	98,281
Dividends Received	2,630,450	3,018,842	2,644,202	7,106,487	11,933,852
Redemption of investment securities	79,381	(4,963)	-	79,381	(2,963)
Sale of property, plant and equipment	-	-	734	734	100,790
Sale of natural resources	(2,099,826)	(1,991,233)	(2,208,883)	(8,135,660)	(6,267,691)
Investment in natural and environmental resources	(3,252,020)	(1,775,004)	(1,925,005)	(7,546,732)	(7,957,123)
Additions to property, plant and equipment	-	-	-	-	-
Net cash used in investing activities	(2,554,052)	(717,102)	(1,969,808)	(14,099,661)	(9,662,444)

Cash flows financing activities:
	-	-	-	-	-
Financial obligations	(233,204)	76,069	1,929,444	7,153,041	7,492,632
Capitalization	(4)	-	2	41	82
Dividends	(5,544,436)	(5,956,948)	(4,380,000)	(12,558,250)	(14,570,465)
Net cash used in financing activities	(5,777,644)	(5,880,879)	(2,450,554)	(5,405,168)	(7,077,751)

Net increase (decrease) in cash and cash equivalents	(3,423,244)	(2,749,594)	1,404,909	(1,999,780)	782,563
Foreign Exchange in cash and cash equivalents	964,935	(29,082)	253,859	1,109,543	118,185
Cash and cash equivalents at the beginnig of the year	10,409,510	11,620,114	8,750,742	8,841,438	7,940,690
Cash and cash equivalents at the end of the year	7,951,201	8,841,438	10,409,510	7,951,201	8,841,438

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose. Not audited.

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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33

Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	4Q 2014*	4Q 2013*	3Q 2014*	2014	2013
RECONCILIATION NET INCOME TO EBITDA
Net Income	(616,674)	2,629,662	2,355,614	7,812,615	13,352,986
Depreciations, depletions and amortizations	961,159	529,108	1,305,278	4,899,385	4,534,390
Net Interest	87,991	43,806	27,035	316,087	153,717
Interest, Tax, Depreciations and Amortizations in subsidiaries	599,602	517,340	692,256	2,821,819	2,153,997
Other Taxes	262,560	258,150	184,294	1,287,697	1,282,675
Provision for income tax	1,193,314	1,294,098	907,444	5,297,326	7,023,499
UNCONSOLIDATED EBITDA	2,487,952	5,272,164	5,471,921	22,434,929	28,501,264

Ecopetrol Consolidated

COP$ Millions	4Q 2014*	4Q 2013*	3Q 2014*	2014	2013
RECONCILIATION NET INCOME TO EBITDA
Net income	(844,020)	2,426,505	2,279,368	7,510,270	13,106,502
Depreciations, depletions and amortizations	1,411,556	776,589	1,648,629	6,483,365	5,609,531
Net Interest	63,645	50,790	15,893	350,473	131,340
Minority interest	(177,870)	(153,590)	(186,526)	(756,619)	(546,592)
Other Taxes	331,519	321,902	320,410	1,659,598	1,624,112
Provision for income tax	1,653,777	1,479,252	1,391,167	7,135,068	8,088,839
CONSOLIDATED EBITDA	2,438,607	4,901,448	5,468,942	22,382,155	28,013,733

* Not audited

Some 2013 figures were reclassified for the sake of comparison with 2014 figures

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34

VII.	Exhibits of Subsidiary Results and Shareholder Interest

Exploration and Production

1.	Hocol

Income Statement
(COP$ Billion)	4Q 2014	4Q 2013	2014	2013
Local Sales	125.4	0.4	396.7	194.3
Export Sales	845.5	686.1	4,500.5	2,801.9
Total Sales	970.9	686.5	4,897.2	2,996.2
Variable Costs	713.8	436.0	3,541.9	1,995.5
Fixed Costs	194.7	109.5	692.3	382.3
Cost of Sales	908.5	545.5	4,234.2	2,377.8
Gross profit	62.4	141.0	663.0	618.4
Operating Expenses	141.3	206.4	292.4	315.6
Operating Profit	(78.9)	(65.4)	370.6	302.8
Non operating, net	(20.8)	33.0	(22.8)	28.4
Profit/(Loss) before taxes	(99.7)	(32.4)	347.8	331.2
Income tax	(20.4)	(12.6)	125.3	121.0
Net Income/Loss	(79.3)	(19.8)	222.5	210.2

TOTAL EBITDA *	4.5	72.5	764.5	750.6
EBITDA margin	0.5%	10.6%	15.6%	25.1%
EBITDA to EC GROUP**	4.5	72.5	764.5	750.6

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	December 31, 2014	December 31, 2013
Current Assets	1,218.5	1,131.9
Long Term Assets	2,451.8	2,394.0
Total Assets	3,670.3	3,525.9
Current Liabilities	1,118.2	1,080.5
Long Term Liabilities	304.7	236.6
Total Liabilities	1,422.9	1,317.1
Equity	2,247.4	2,208.8
Total Liabilities and Shareholders´ Equity	3,670.3	3,525.9

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35

2.	Savia Peru

Income Statement
US$ million	4Q 2014	4Q 2013	2014	2013
Local Sales	65.9	110.7	347.4	376.3
Total Sales	65.9	110.7	347.4	376.3
Variable Costs	26.8	33.9	104.1	120.0
Fixed Costs	34.1	3.5	92.4	71.4
Cost of Sales	60.9	37.4	196.5	191.4
Gross profit	5.0	73.3	150.9	184.9
Operating Expenses	49.7	25.2	130.8	80.9
Operating Profit	(44.7)	48.1	20.1	104.0
Profit/(Loss) before taxes	(44.7)	48.1	20.1	104.0
Income tax	(7.6)	2.4	14.0	12.4
Deferred taxes	(7.8)	7.8	(9.1)	17.4
Net Income/Loss	(29.3)	37.9	15.2	74.2

EBITDA	34.5	51.7	154.3	174.5
EBITDA margin	52%	47%	44%	46%

Balance Sheet
US$ million	December 31, 2014	December 31, 2013
Current Assets	132.1	187.8
Long Term Assets	745.5	799.5
Total Assets	877.6	987.3
Current Liabilities	220.9	294.1
Long Term Liabilities	47.7	99.4
Deferred taxes	-	-
Total Liabilities	268.6	393.5
Equity	609.0	593.8
Total Liabilities and Shareholders´ Equity	877.6	987.3

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36

3.	Equion

Income Statement
(COP$ Billion)	4Q 2014	4Q 2013	2014	2013
Local Sales	104.4	58.9	341.3	217.3
Export Sales	323.4	414.8	2,283.8	1,708.6
Total Sales	427.8	473.7	2,625.1	1,925.9
Variable Costs	255.3	218.8	1,760.6	923.4
Fixed Costs	56.0	52.7	162.2	154.4
Cost of Sales	311.3	271.5	1,922.8	1,077.8
Gross profit	116.5	202.2	702.3	848.1
Operating Expenses	36.4	13.9	81.6	52.5
Operating Profit	80.1	188.3	620.7	795.6
Non operating, net	33.8	11.6	95.9	42.7
Profit/(Loss) before taxes	113.9	199.9	716.6	838.3
Income tax	93.0	67.6	322.2	317.8
Net Income/Loss	20.9	132.3	394.4	520.5

TOTAL EBITDA *	144.0	260.1	951.5	1,074.0
EBITDA margin	33.7%	54.9%	36.2%	55.8%
EBITDA to EC GROUP**	73.5	132.7	485.2	547.7

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	December 31, 2014	December 31, 2013
Current Assets	1,233.0	1,981.2
Long Term Assets	2,059.2	1,850.6
Total Assets	3,292.2	3,831.8
Current Liabilities	1,008.7	848.8
Long Term Liabilities	181.2	172.9
Total Liabilities	1,189.9	1,021.7
Equity	2,102.3	2,810.1
Total Liabilities and Shareholders´ Equity	3,292.2	3,831.8

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37

Refining and Petrochemical

1.	Propilco

Income Statement
(COP$ Billion)	4Q 2014	4Q 2013	2014	2013
Local Sales	176.9	82.8	659.8	606.1
Export Sales	242.3	280.0	970.8	853.9
Total Sales	419.2	362.8	1,630.6	1,460.0
Variable Costs	350.6	303.4	1,381.7	1,235.2
Fixed Costs	25.1	18.1	95.2	104.1
Cost of Sales	375.7	321.5	1,476.9	1,339.3
Gross profit	43.5	41.3	153.7	120.7
Operating Expenses	35.0	32.1	132.2	124.2
Operating Profit	8.5	9.2	21.5	(3.5)
Non operating, net	18.7	8.5	37.7	25.8
Profit/(Loss) before taxes	27.2	17.7	59.2	22.3
Income tax	6.4	3.2	11.3	5.2
Net Income/Loss	20.8	14.5	47.9	17.1

TOTAL EBITDA *	38.9	23.2	110.1	77.5
EBITDA margin	9.3%	6.4%	6.8%	5.3%
EBITDA to EC GROUP**	38.9	23.2	110.1	77.5

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	December 31, 2014	December 31, 2013
Current Assets	891.9	705.4
Long Term Assets	498.0	518.6
Total Assets	1,389.9	1,224.0
Current Liabilities	596.8	448.6
Long Term Liabilities	54.6	81.2
Total Liabilities	651.4	529.8
Equity	738.5	694.2
Total Liabilities and Shareholders´ Equity	1,389.9	1,224.0

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38

2.	Reficar

Income Statement
(COP$ Billion)	4Q 2014	2Q 2013	2014	2013
Local Sales	788.3	848.3	3,137.3	3,759.0
Export Sales	2.2	916.3	774.6	3,391.9
Total Sales	790.5	1,764.6	3,911.9	7,150.9
Variable Costs	677.0	1,727.8	3,606.2	7,025.3
Fixed Costs	60.1	80.5	210.8	281.5
Cost of Sales	737.1	1,808.3	3,817.0	7,306.8
Gross profit	53.4	(43.7)	94.9	(155.9)
Operating Expenses	238.4	37.8	596.1	163.1
Operating Profit	(185.0)	(81.5)	(501.2)	(319.0)
Non Operating income	1,700.8	186.6	2,561.9	335.3
Non Operating expenses	(1,817.5)	(46.3)	(2,710.9)	(253.4)
Profit/(Loss) before taxes	(301.7)	58.8	(650.2)	(237.1)
Income tax	0.8	0.6	3.4	2.3
Net Income/Loss	(302.5)	58.2	(653.6)	(239.4)

TOTAL EBITDA*	(276.7)	107.94	(492.88)	(37.01)
EBITDA margin	(35.0)%	6.1%	(12.6)%	(0.5)%
EBITDA to EC GROUP**	(276.7)	107.9	(492.9)	(37.0)

* EBITDA (COLGAAP) contribution to EC group

** Total EBITDA of the company under COLGAAP

Balance Sheet
COP$ Billion	December 31, 2014	December 31, 2013
Current Assets	1,231.4	1,842.2
Long Term Assets	18,611.3	13,059.3
Total Assets	19,842.7	14,901.5
Current Liabilities	1,250.8	1,322.4
Long Term Liabilities	13,095.8	9,014.3
Total Liabilities	14,346.6	10,336.7
Equity	5,496.1	4,564.8
Total Liabilities and Shareholders´ Equity	19,842.7	14,901.5

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39

Transport

1.	Cenit

Income Statement
(COP$ Billion)	4Q 2014	4Q 2013	2014	2013
Sales of services	828.0	701.0	3,058.0	1,995.0
Total Sales	828.0	701.0	3,058.0	1,995.0
Variable Costs	28.0	65.0	136.0	94.0
Fixed Costs	823.0	675.0	2,376.0	1,767.0
Cost of Sales	851.0	740.0	2,512.0	1,861.0
Gross profit	(23.0)	(39.0)	546.0	134.0
Operating Expenses	132.0	(14.0)	270.0	71.0
Operating Profit	(155.0)	(25.0)	276.0	63.0
Non operating, net	253.0	15.0	383.0	13.0
Profit/(Loss) before taxes	98.0	(10.0)	659.0	76.0
Income tax	16.0	(4.0)	190.0	29.0
Profit/(Loss) equity method investees	82.0	(6.0)	469.0	47.0
Income from equity method	288.0	230.0	1,367.0	910.0
Net Income/Loss	370.0	224.0	1,836.0	957.0

TOTAL EBITDA *	728.6	513.5	3,466.3	2,121.7
EBITDA margin	42.1%	37.4%	54.6%	48.7%
EBITDA to EC GROUP**	728.6	126.1	3,466.3	2,121.7

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	December 31, 2014	December 31, 2013
Current Assets	2,716.9	1,085.0
Long Term Assets	21,251.8	20,267.1
Total Assets	23,968.7	21,352.1
Current Liabilities	1,061.4	1,150.1
Long Term Liabilities	873.1	116.9
Total Liabilities	1,934.5	1,267.0
Equity	22,034.2	20,085.1
Total Liabilities and Shareholders´ Equity	23,968.7	21,352.1

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40

Biofuels

1.	Ecodiesel

Income Statement
(COP$ Billion)	4Q 2014	4Q 2013	2014	2013
Domestic sales	71.2	82.5	302.3	298.4
Total Sales	71.2	82.5	302.3	298.4
Variable Costs	62.1	68.7	261.7	251.0
Cost of Sales	62.1	68.7	261.7	251.0
Gross profit	9.1	13.8	40.6	47.4
Operating Expenses	2.7	3.6	10.6	11.5
Operating Profit	6.4	10.2	30.0	35.9
Non operating, net	(1.0)	(4.1)	(2.9)	(9.3)
Profit/(Loss) before taxes	5.4	6.1	27.1	26.6
Income tax	0.8	1.8	4.7	3.8
Net Income	4.6	4.3	22.4	22.8

EBITDA	7.8	7.8	35.1	37.0
EBITDA margin	11%	9%	12%	12%

Balance Sheet
COP$ Billion	December 31, 2014	December 31, 2013
Current Assets	67.1	60.4
Long Term Assets	84.3	77.0
Total Assets	151.4	137.4
Current Liabilities	51.9	51.4
Long Term Liabilities	21.5	32.6
Total Liabilities	73.4	84.0
Equity	78.0	53.4
Total Liabilities and Shareholders' Equity	151.4	137.4

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41

VIII.	Corporate Group Debt

Total debt by company *
USD million
Company	US$	COP$**	Total
Ecopetrol	7,565	1,563	9,128
Reficar	3,352	0	3,352
Bicentenario	0	797	797
ODL	0	351	351
Bioenergy	0	206	206
Ocensa	500	0	500
Propilco	27	0	27
Ecodiesel	0	13	13
OIG Savia	46	0	46
Total	11,490	2,930	14,420
%	80%	20%	100%

Subordinated debt ***	1,657	561	2,218

* Nominal value as of Dec. 31, 2014. Excludes accrued interests
** Figures in dollars with the exchange rate COP/US$ as of Dec. 31, 2014
***Subordinated debt, does not consolidate in EC financial statements

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42